FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

3 December 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                    Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                    No |X|

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 3 December 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest FMR CORP (FIDELITY) AND FIDELITY INTERNATIONAL LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
NON-BENEFICIAL	STATE STREET HONG KONG
BANK OF NEW YORK BRUSSELS
BROWN BROS HARRIMN LTD LUX
JP MORGAN BOURNEMOUTH
NATIONAL ASTL BK BOURNEMOUTH
NORTHERN TRUST LONDON
STATE STREET BK & TR CO LNDN
BROWN BROS HARRIMN AND CO
BANK OF NEW YORK
JP MORGAN CHASE BANK
MORGAN STANLEY & CO. INC.
NORTHERN TRUST CO
STATE STREET BANK & TRUST CO
BANK OF NEW YORK BRUSSELS
BANKERS TRUST LONDON
CHASE MANHATTAN LONDON
CHASE MANHATTAN BANK AG FRANKFURT CITIBANK LONDON
CLYDESDALE BANK PLC
DEXIA PRIVATBANK (SCHWEIZ)
MELLON BANK
MIDLAND SECURITIES SERVICES
			NORDEA BANK AB	37,800 164,600 9,600 3,164,076 946,600 3,353,200 904,267 4,751,800 346,800 466,900 24,200 671,600 1,475,790 2,774,400 455,300 32,000 230,400 423,400 181,600 26,800 1,190,000 226,800 73,100

5.	Number of shares/amount of stock acquired 3,708,100	6.	Percentage of issued class 1.02	7.	Number of shares/ amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 2 DECEMBER 2004

12.	Total holding following this notification 21,931,033	13.	Total percentage holding of issued class following this notification 6.04%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 3 DECEMBER 2004